

December 27, 2012

Via Email
Mr. Shawn Ding
Chief Executive Officer
ChinaEdu Corporation
4th Floor-A, GeHua Building
QinglongHutong No 1, Dongcheng District
Beijing 100007, People's Republic of China

    Re: ChinaEdu Corporation
             Form 20-F for the fiscal year ended December 31, 2011
             Filed April 27, 2012
             File No. 001-33858

Dear Mr. Ding:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 60

Net Revenue, page 62

1. We note based on your disclosure on page F-51, that related party revenue is about 57% of your net revenue. As such, please provide a clear discussion, in Item 5. Operating and Financial Review and Prospects, addressing your related party transactions and how you are affiliated with these related parties. If your noncontrolling shareholders own the universities from which you derive revenue, please disclose their ownership interest in

ChinaEdu. Also, if true, disclose that your largest three customers are related parties. Provide us with your proposed disclosure.

Consolidated Statements of Operations, page F-4

2. It appears that for the year ended December 31, 2010, 48.4% of net income was attributed to noncontrolling interests, while for the year ended December 31, 2011, 70.3% of net income was attributed to noncontrolling interests. For each year presented in your financial statements, please disclose how net income is attributed to noncontrolling interests. Provide us with your proposed future disclosure.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director